No Act

July 26, 2007
Our Ref. No. 20077261413
McDermott, Will & Emery
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated July 23, 2007 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under section 7 of the Investment Company Act of 1940 (the "Act") against private investment funds that qualify for the exclusion from the definition of investment company set forth in section 3(c)(7) (such private investment funds hereinafter "Section 3(c)(7) Funds") if the trustee (the "Trustee") of several large family trusts (the "Trusts"), who is a qualified purchaser under section 2(a)(51)(A)(iv) of the Act, and the spouse of the Trustee (the "Spouse"), who is not a qualified purchaser, invest jointly in such Section 3(c)(7) Funds.

You state the following: The Trustee has management authority over all of the Trusts. The Trustee is the sole, mandatory income beneficiary of the Trusts and a discretionary principal beneficiary of certain of the Trusts. The Trusts collectively have investments substantially in excess of $100 million. In conjunction with investments in the Trusts and otherwise, the Trustee and the Spouse periodically are offered the opportunity to invest in Section 3(c)(7) Funds.

Section 3(c)(7) of the Act excludes an issuer from the definition of investment company provided, in pertinent part, that the outstanding securities of the issuer are owned exclusively by persons who, at the time of acquisition of such securities, were "qualified purchasers." As relevant here, section 2(a)(51)(A)(iv) of the Act defines qualified purchaser to include: "any person, acting for its own account or the accounts of other qualified purchasers, who in the aggregate owns and invests on a discretionary basis, not less than $25,000,000 in investments." You contend that the Trustee is a qualified purchaser because the Trustee invests on a discretionary basis not less than $25 million in qualifying investments held in the Trusts.[1]

You argue that, in other contexts, qualified purchaser status has been attributed to a spouse. You point to the American Bar Association Section of Business Law letter

[1] See Service Corporation International (pub. avail. Oct. 6, 1998) (staff interpreted section 2(a)(51)(A)(iv) as permitting a person to satisfy the $25 million threshold for qualified purchaser status by including both investments that the person owns and investments in accounts that the person invests on a discretionary basis).


07060003

(pub. avail. Apr. 22, 1999) in which the staff stated that it would not recommend that the Commission take any enforcement action under section 7 of the Act if a knowledgeable employee and his or her spouse who is not a knowledgeable employee (or a qualified purchaser) invest jointly in a Section 3(c)(7) Fund.[2] Specifically, the staff stated:

> Furthermore, we take the position that a knowledgeable employee and his or her spouse who is not a knowledgeable employee (or a qualified purchaser) may invest jointly in a Section 3(c)(7) Fund. Section 2(a)(51)(A)(i) includes as a qualified purchaser any natural person who owns $5 million in investments and that person's spouse if they invest jointly. Therefore, a spouse who is not a qualified purchaser can hold a joint interest in a Section 3(c)(7) Fund with his or her qualified purchaser spouse. Although Section 2(a)(51)(A)(i) and Rule 3c-5 both pertain to persons who have the financial sophistication to understand and evaluate the risks associated with purchasing securities of an investment pool that is not regulated under the [Act], Rule 3c-5, unlike Section 2(a)(51)(A)(i), does not expressly permit a knowledgeable employee to invest in a Section 3(c)(7) Fund with his or her spouse who is not a knowledgeable employee (or qualified purchaser). We believe that it would be consistent with Congress's intent to apply the spousal joint interest position in Section 2(a)(51)(A)(i) to Rule 3c-5. (citation omitted)

You argue that the same reasoning should apply to the Trustee and his Spouse. You argue that the rationale for permitting a spouse to invest jointly in a Section 3(c)(7) Fund with his or her spouse who is a qualified purchaser (or, in effect, a "deemed" qualified purchaser, as in the case of a knowledgeable employee) does not depend on the reason why the qualified spouse has that status.

We agree. As with section 2(a)(51)(A)(i) and rule 3c-5,[3] section 2(a)(51)(A)(iv) pertains to persons who have the financial sophistication to understand and evaluate the risks associated with purchasing securities of an investment pool that is not regulated under the Act. We believe that it is consistent with Congress's intent to apply the spousal joint interest position in section 2(a)(51)(A)(i) to section 2(a)(51)(A)(iv). Thus, we would not recommend that the Commission take enforcement action under section 7 of the Act against a Section 3(c)(7) Fund if the Trustee invests jointly with his Spouse in

---

[2] You also note that rule 2a51-1(g)(2), which addresses the treatment of joint investments by spouses in determining qualified purchaser status in certain instances, does not address your question.

[3] As relevant here, rule 3c-5 generally excludes securities beneficially owned by certain knowledgeable employees in determining whether a Section 3(c)(7) Fund's outstanding securities are owned exclusively by qualified purchasers.

such Section 3(c)(7) Fund under the circumstance described above.[4] This letter expresses the Division's position on enforcement action only and does not purport to express any legal conclusion on the issues presented. Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion.



Sara Crovitz
Senior Counsel

[4] We take no position regarding whether the Trustee would violate any duties under trust law if the Trustee invests in a Section 3(c)(7) Fund either separately from or on a co-investment basis with the Trusts.

McDermott
Will&Emery

Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich
New York Orange County Rome San Diego Silicon Valley Washington, D.C.
Strategic alliance with MWE China Law Offices (Shanghai)

Edwin C. Laurenson
Attorney at Law
elaurenson@mwe.com
212.547.5657

July 23, 2007

Douglas J. Scheidt, Jr.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Joint Qualification as a Qualified Purchaser by a Trustee Qualified Purchaser and the Trustee's Spouse Investing Together with the Trustee

Dear Mr. Scheidt:

We represent the trustee (the "Trustee") of several large family trusts (the "Trusts"). The Trustee is a qualified purchaser, as defined in section 2(a)(51)(A)(iv) of the Investment Company Act of 1940 (the "1940 Act"), by virtue of the Trustee's management of the Trusts (but not by virtue of personal holdings of investments sufficient for the Trustee to qualify individually as a qualified purchaser pursuant to section 2(a)(51)(A)(i) of the 1940 Act and rule 2a51-1 thereunder). The purpose of this letter is to seek the Staff's assurance that it would not recommend enforcement action to the Commission against private investment funds that qualify for the exemption from the definition of an investment company set forth in section 3(c)(7) of the 1940 Act ("3(c)(7) Companies") if such 3(c)(7) Companies treat the Trustee and the spouse of the Trustee (the "Spouse"), who also does not qualify as a qualified purchaser (either alone or together with the Trustee) on the basis of holdings of personal investments, as qualified purchasers when they invest jointly in such 3(c)(7) Companies.

Background

After the death of the Trustee's father in 1999, the Trustee and the Trustee's brother became co-trustees of several of the Trusts, and the Trustee's brother became sole trustee of several of the Trusts. The Trustee's brother resigned as trustee and co-trustee in 2004, and the Trustee became the sole individual trustee of, and in that capacity acquired management authority over, all of the Trusts.

The Trusts collectively have investments substantially in excess of $100 million. One of the Trusts was established during the first half of the 20th century under the will of the Trustee's great grandmother. The other Trusts were established under the wills of the Trustee's grandfather and grandmother and pursuant to the estate plan of the Trustee's father. The investments of the Trusts consist of substantial holdings in a public company founded by the Trustee's great grandfather that is not controlled by the Trusts and, as a result of a decision by the Trustee to diversify the Trusts' holdings, diversified investments in a variety of securities. We have determined that each of the Trusts qualifies as a qualified purchaser on at least two grounds: (1) as a "family company" pursuant to section 2(a)(51)(A)(ii) of the 1940 Act and (2) as a "person, acting for its own account ..., who in the aggregate owns and invests on a discretionary basis, not less than $25,000,000 in investments" pursuant to section 2(a)(51)(A)(iv) of the 1940 Act.[1] By virtue of the latter statutory provision, and as further explained below, the Trustee qualifies as a qualified purchaser individually as a result of the Trustee's management of the investments held in the Trusts.

The Trustee is the sole, mandatory income beneficiary of the Trusts and receives substantial annual distributions from them. The Trustee is also a discretionary principal beneficiary of certain of the Trusts. However, the Trustee's and the Spouse's investments of those distributions have been largely in personal assets and in a private company that do not meet the definition of "Investment" set forth in rule 2a51-1(b). As a result, neither the Trustee, the Spouse nor the two of them jointly qualify as qualified purchasers on an individual basis pursuant to section 2(a)(51)(A)(i) of the 1940 Act and rule 2a51-1(g)(2) thereunder.

Both in conjunction with investments by the Trusts and otherwise, the Trustee and the Spouse are periodically offered the opportunity to invest in 3(c)(7) Companies. The Trustee and the Spouse wish to have the opportunity to acquire and hold such investments as joint individual owners. We believe, based upon the authority of closely analogous no-action positions taken by the Staff, that they should qualify to do so on the grounds that the Trustee's status as a qualified purchaser should be attributed to the Spouse when they make joint investments in 3(c)(7) Companies.

Discussion

In *Service Corporation International* (publicly available October 6, 1998) the Staff affirmed that a trustee that invests on a discretionary basis not less than $25 million in qualifying investments held in trusts itself qualifies as a qualified purchaser pursuant to section 2(a)(51)(A)(iv) of the 1940 Act. On this basis the Trustee qualifies as a qualified purchaser individually because the Trustee invests more than $25 million in qualifying investments in the Trustee's capacity as a trustee.

However, rule 2a51-1(g)(2) provides in relevant part that, in determining the qualified purchaser status of spouses investing jointly in 3(c)(7) Companies, "there may be included in the amount of each spouse's Investments any Investments *owned by* the other spouse (whether or not such Investments are held jointly)." (Italics added.) Despite the Trustee's management of the

[1] In each case we have made the relevant determination utilizing the definition of "Investments" set forth rule 2a51-1.

investments in the Trusts, the Trustee does not "own" those investments in the Trustee's individual capacity. It appears, therefore, that, notwithstanding the Trustee's individual qualification as a qualified purchaser through management of the investments held in the Trusts, the investments held in the Trusts cannot be attributed to the Spouse for purposes of the determining the Trustee's and the Spouse's joint qualification as a qualified purchaser under rule 2a51-1(g)(2).

Nevertheless, there are highly persuasive grounds for requesting that the Staff take a no-action position with respect to such a joint qualification on the basis of a position taken by the Staff in another context. Among other things, in its responses to a variety of requested interpretations in *American Bar Association Section of Business Law* (publicly available April 22, 1999), the Staff expressed the view that a knowledgeable employee (as defined in rule 3c-5 under the 1940 Act) may invest jointly in a 3(c)(7) Company with his or her spouse, even though they would not be qualified purchasers, either individually or jointly, based upon direct ownership of qualifying investments. In this connection we quote the following excerpts from the Staff's response to question 4 in the American Bar Association Section of Business Law request letter:

> "Furthermore, we take the position that a knowledgeable employee and his or her spouse who is not a knowledgeable employee (or a qualified purchaser) may invest jointly in a Section 3(c)(7) Fund. Section 2(a)(51)(A)(i) includes as a qualified purchaser any natural person who owns $5 million in investments and that person's spouse if they invest jointly. Therefore, a spouse who is not a qualified purchaser can hold a joint interest in a Section 3(c)(7) Fund with his or her qualified purchaser spouse. n26 Although Section 2(a)(51)(A)(i) and Rule 3c-5 both pertain to persons who have the financial sophistication to understand and evaluate the risks associated with purchasing securities of an investment pool that is not regulated under the Investment Company Act, Rule 3c-5, unlike Section 2(a)(51)(A)(i), does not expressly permit a knowledgeable employee to invest in a Section 3(c)(7) Fund with his or her spouse who is not a knowledgeable employee (or qualified purchaser).
>
> "n26 *Id.,* at nn.67-68 and accompanying text [citing rule 2a51-1(g)(2)].
>
> "We believe that it would be consistent with Congress's intent to apply the spousal joint interest position in Section 2(a)(51)(A)(i) to Rule 3c-5. Thus, we would not recommend that the Commission take any enforcement action under Section 7 of the Investment Company Act if a knowledgeable employee and his or her spouse who is not a knowledgeable employee (or a qualified purchaser) invest jointly in a Section 3(c)(7) Fund...
>
> "As we discussed in our Answer to Question A.4.(i), we take the position that a knowledgeable employee of ... a Section 3(c)(7) Fund may invest jointly in that Fund with his or her spouse, and that such an investment would be deemed to have been made by the knowledgeable employee. Accordingly, our positions, discussed immediately above, with respect to a family company trust or similar estate planning entity being treated as a knowledgeable employee, would not be affected if the source of the funds

> invested is property that was jointly owned by the knowledgeable employee and his or her spouse."

We believe this Staff position carries equal force in the present context. The rationale for permitting a spouse to invest jointly in a 3(c)(7) Company with his or her spouse who is a qualified purchaser (or, in effect, a "deemed" qualified purchaser, as in the case of a knowledgeable employee) does not depend on the reason why the qualified spouse has that status. Rather, it depends on an understanding of family dynamics and the judgment that one spouse's sophistication should be attributed to the other when they make joint investments. We therefore request assurance that the Staff would not recommend enforcement action to the Commission against a 3(c)(7) Company that treats the Trustee and the Spouse as a qualified purchaser when they invest jointly in the 3(c)(7) Company.

If you have questions or wish to discuss this request, please contact me at 212-547-5657 or at elaurenson@mwe.com.

Very truly yours,



Edwin C. Laurenson

END